Morgan Stanley
522 Fifth Avenue
New York, New York 10036

		January 13, 2010


Mr. Kevin Rupert
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE:  Morgan Stanley California Tax-Free Daily Income Trust
File Numbers 811-05554 and 33-21803

Dear Mr. Rupert:
	At your request, Morgan Stanley California Tax-Free Daily Income Trust, on behalf of its fund, (the "Fund"), has confirmed that Item 74W of the Portfolio's NSAR filing for the fiscal period ended
June 30, 2009 is correct.

	In connection herewith, the Portfolio acknowledges that the disclosure included in NSAR filing is the responsibility of the Portfolio. The Portfolio further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the NSAR filing does not relieve the Portfolio from its full responsibility for the adequacy and accuracy of the disclosures in the NSAR filing; and that the Portfolio will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Should you have any questions or would like to discuss this matter further, please do not hesitate to contact me at (212) 296-6960.

						Sincerely,

						/s/ Lou Anne McInnis
						Assistant Secretary